FORM 10-C

                  Securities and Exchange Commission
                         Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market(sm), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER: Fifth Third Bancorp ADDRESS OF PRINCIPAL EXECUTIVE OFFICES: 38 Fountain Square Plaza,
                                          Cincinnati, OH 45263
ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  513-579-5300

I.  Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security   Common stock, stated value $2.22 per share
2.  Number of shares outstanding before the change   12/31/95  66,948,664
3.  Number of shares outstanding after the change   12/31/95 100,422,996
4.  Effective date of change    January 12, 1996
5. Method of change Stock split effected in the form of a stock dividend Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
Give brief description of transaction Three-for-two stock split, declared December 19, 1995, record date December 29, 1995, distributed in the form of a stock dividend on January 12, 1996.

II. Change in Name of Issuer

1.  Name prior to change
2.  Name after change
3.  Effective date of charter amendment changing name
4.  Date of shareholder approval of change, if required


01/16/96    /s/P. Michael Brumm, Executive Vice President and CFO
Date        Officer's Signature and Title